Filed by Metromile, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Metromile, Inc.

(Commission File No. 001-39484)

The following communications, which were made available on November 8, 2021, are being filed in connection with the acquisition of Metromile, Inc. (“Metromile” or the “Company”) by Lemonade, Inc. (“Lemonade”).

Metromile Customer Blog

Headline: The road ahead: Metromile to join Lemonade

Metromile was founded with a simple premise: insurance tailored to you, the individual.

It’s long been known that auto insurance is simply unfair to the majority of drivers. Drivers like you (and us!), who don’t drive much get into fewer accidents, yet historically paid the same rates as high mileage drivers who get in most of the accidents. We believe your insurance should be based on your own driving, not everyone else’s.

So from our earliest days, we’ve been laser focused on building the world’s fairest insurance with pay-per-mile auto insurance. We’re passionate about bringing far greater equitability to low mileage drivers, and we’re proud of how far we’ve come in just ten short years.

Metromile today

Today, we have a loyal community of nearly 100k customers. We’ve proven that it is possible to offer high quality insurance at better rates than traditional carriers, along with an exceptional experience that supports drivers wherever the road takes them.

We love hearing from our customers -- we read every review, social media comment and in-app feedback. We love that you love the features we’ve created like car health monitors and budget trackers, our technology that creates fast and simple interactions, our licensed in-house agents, and the savings you’ve racked up by not racking up miles. In fact, Metromile customers save 47% on average over what you were previously paying for insurance. But we’re not ones to settle, so we’re eager to do more for you.

Also, as word of mouth spreads, we often hear from drivers who are eager to switch to Metromile but can’t because we aren’t available in the state where they live. Or, a customer moves to a state where we’re unavailable, and they are disappointed they can’t keep their Metromile insurance.

That brings us to today’s news

Lemonade is acquiring Metromile, and we’re thrilled to embark on a new journey together. By joining forces with Lemonade we’ll be able to accelerate the growth of the most customer-centric, fair, and affordable car insurance to millions of drivers throughout the US, well beyond our current eight state footprint.

We also expect to accelerate our ambitious plans that meet (and anticipate!) the needs of the modern driver. Some of the things at the top of our list:

●	Creating more ways to bundle and save for homeowners and renters alike, along with pet owners, too (Lemonade’s best-in-class homeowners, renters, and pet products are top-rated and loved by customers)

●	Investing in our connected car technology to align with advances in auto safety and autonomous driving

●	Taking the next big steps to reshape insurance pricing based on the individual, and moving away from unfair proxies

In short, we want to offer an even more delightful experience than anyone ever thought was possible in insurance. With Lemonade, we can make that happen.

We’re not joining forces with just any insurer

Lemonade is cut from the same cloth as us. They’ve built a stellar reputation for renters, homeowners, pet, and life insurance with more than one million customers. They’re a fully regulated public company, reinsured by some of the most trusted names on the planet, and listed on the New York Stock Exchange as LMND.

Like us, the Lemonade team is obsessed with customer satisfaction, savings, reliability, and a fast and simple digital experience.

We also love that Lemonade is a B-Corp and a public benefit corporation, which means the company meets a certain standard of performance indicators and social good metrics to balance profit and purpose. The company set on a mission to transform insurance from a necessary evil into a social good, and they certainly walk the talk -- they donate what’s leftover from claims’ payouts to charities, in what’s called the Lemonade Giveback. In 2021 alone, Lemonade gave more than $2 million to charities chosen by their customers (and planted nearly 200k trees!).

This is a unique opportunity to create value for our shareholders

Lastly, we believe this will be an excellent long-term outcome for our shareholders. Joining forces with Lemonade is a unique opportunity to position Metromile for exceptional growth, beyond what we believe would be achievable on our own over the same time period. As shareholders of the newly combined company, we will benefit from the advantages realized by bringing together Lemonade’s one million subscribers, growth expertise and Metromile’s distinctive competencies in auto insurance, data science, and claims automation. With a single brand, single platform, and unified team, we will be able to achieve faster scale, far more efficiently, realizing that value creation as Lemonade shareholders.

Beyond the core benefits of scale and efficiencies gained, Lemonade also presents our customers, old and new, with a single platform that addresses nearly all their insurance needs. Post-close, Metromile customers will be able to easily access home, renters, life, and pet insurance with a single brand and integrated digital experience. This has long been our North Star, and will help us more rapidly grow average customer lifetime value, which we believe will benefit us as Lemonade shareholders.

Finally, the combined entity will be well-capitalized with a strengthened balance sheet, ensuring we are fully resourced to achieve scale and profitability.

This transaction presents us an excellent opportunity for shareholder value creation as we build the future of insurance together with the Lemonade team. We could not be more excited about the upside ahead.

What’s next

We believe that there are no two better companies that can come together to maximize insurance as a force for social good.

We’re thrilled about the possibilities created by Metromile joining Lemonade and we hope you are too. We expect the deal will close sometime in 2022, so nothing is changing for the time being. Our customers won’t notice any changes, and no action needs to be taken. We will continue to meet your car insurance needs, while delivering incredible service, coverage and rates.

In closing, we’re reminded of one of our company values -- “create fiercely loyal customers”. It’s core to who we are and the work we do, and we will remain unwavering in our commitment. We thank all of our customers for continuing to be part of our community. We look forward to the next stop on our journey together with Lemonade.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as  “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement ofMetromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.  Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Metromile Investor / Analyst E-mail

Hi xxxxx –

Hope all is well. Wanted to make sure you saw this afternoon’s press release (attached) announcing that Lemonade will be acquiring Metromile in a 100% equity transaction. Metromile shareholders will receive 1 Lemonade share for every 19 share of Metromile shares they own. The implied price of $3.66 per Metromile share reflects a 19% premium based on the closing price of $3.08 per Metromile share on November 5, 2021.  The transaction is expected to close in the second quarter of 2022, subject to shareholder and customary approvals.

We believe this will be an excellent and better long-term outcome for Metromile shareholders:

●	Metromile is clearly complementary to Lemonade and can help accelerate a successful telematics auto insurance offering to low mileage drivers throughout the US

●	Lemonade’s existing more than one million customers present a massive growth accelerant for Metromile’s per-mile insurance product

●	Instant access for Lemonade to our existing and prospective customers to uniquely provide products with an aligned value proposition and generate additional cross-sell revenue through homeowners, renters, pet, life insurance, etc.

●	The combined entity will have a substantially strengthened balance sheet and substantial efficiencies gained through investing in a single brand, technology, and platform

●	Metromile shareholders will be able to share in the upside and value creation of the overall strengthened Lemonade over time

We would recommend joining the Lemonade investor call Tuesday morning November 9 at 8am Eastern to learn more.

Kind regards,

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as  “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement ofMetromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.  Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Metromile Employee Talking Points

OVERALL FRAMING --

What’s happening

●	Lemonade is acquiring Metromile. Together, we plan to deliver the world’s best car insurance

Why it makes sense

●	For us, it’s an ideal way to make the most impact on the most people in the most positive way

●	Equally committed to being digital-first, with an unmatched experience

●	Together, can realize our bold visions, accelerate growth and expansion plans -- bringing higher quality, lower cost insurance to millions of consumers around the world

●	Massive TAM with opportunity to be a one-stop destination for consumers and grow with them on their journey from renters and pet owners to homeowners

○	Lemonade has over 1.2M customers (Q2 results), with a vision and culture that are very similar to Metromile’s, and products and licenses that are highly complementary to our own

●	In Metromile, Lemonade is benefitting from:

○	Our talent that creates the platform to deliver a fully digital, personalized auto insurance platform across technology, experience, pricing, and disciplined growth

○	How we’ve cracked the nut like no other on a complex product like car insurance

○	Our reputation for high quality insurance and strong customer retention

●	So much to like about Lemonade and why this makes sense:

○	Aligned cultures, similar approaches, equal level of passion, committed to employee growth and development and obsessed with customer satisfaction

○	Seasoned, invested leadership team

○	They are a B Corp, which means they meet a certain standard of performance indicators and social good metrics to balance profit and purpose;

■	Their annual Giveback, where customers’ leftover premiums are donated to charities chosen by customers. Just this summer of 2021 alone they gave more than $2m to charities on behalf of their customers and planted nearly 200k trees

○	Growing quickly, with plans to hire 1k over next twelve months

○	NY and Tel Aviv HQs, with hubs around the US and an Amsterdam office

○	CX and CLX fully remote, centered around hubs, like Scottsdale

●	This news comes on the heels of some really strong momentum across the company that's worth recognizing and celebrating, and no doubt, part of what attracted Lemonade:

○	The launch of our IA program

○	New state filings coming up

○	More and more interest in EBS

○	UBIv3

○	Removal of credit from renewal business -- and soon from everywhere

■	Recent removal of other proxies

○	And most exciting, sales that’ve beat company records and fewer cancels than we forecasted

What this means for you as employees

●	Lemonade is growing very rapidly and whether you ultimately join the Car Company or the broader organization, we will be building this company together

●	In the coming weeks we’ll be setting up sessions to discuss roles in more detail, but the terms of your employment will be the same, your salaries will be competitive and equitable, and total compensation will either be more or the same as you’re making today.

●	Nearly everyone will have roles awaiting them in the combined company, this is one of the reasons why we’re joining forces. There is a small number who do not — they have all been spoken to, so if you haven’t been informed — this isn’t you.

●	If you don’t have a place, you should feel safe and secure. You will be taken care of.

●	We’ll be working closely with Lemonade on more detailed planning for the future. It will take anywhere from four to six months for the deal to close.

●	We won’t have all the answers yet, but we will be forthcoming and deliberate about moving quickly.

CX and Claims Additional Talking Points

●	Like MM, Lemonade has a deep reverence for customer experience throughout the lifecycle and they are interested in retaining the full Claims and CX organizations.

●	Operational excellence has an elevated role in the company, as evidenced by their COO overseeing all customer-facing touchpoints

●	Lemonade Claims and CX organizations support both remote and in-office work styles, and they also have a large hub in Scottsdale. We see this as well aligned with our thinking and will continue with our current workplace 2021 phased approach.

●	Our Claims/CX organizations stand to gain significantly post integration:

○	Claims and CX have Dedicated Engineering Teams at Lemonade

○	The multi-product nature of our combined businesses means more opportunities for job rotation, learning, and growth

○	On the sales side, multiproduct also means we can address customers’ bundling needs in a much more seamless and compelling way.

●	Moving forward, Claims and CX will continue to deliver top-notch service to customers and prospects and to reassure them of our commitment to a seamless customer experience before and after the merger.

●	More to come, and we’ll get back to the team in the next 7 to 14 days with any adjustments we plan to make over the pre closing period to roadmaps or growth targets.

●	We’ll be arming you with everything you need to prepare for incoming customer Q’s and prospect inquiries, and share with you all customer communications.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as  “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement ofMetromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.  Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Metromile Social Media Posts

The following social media posts were made available in connection with the transaction on November 8, 2021.

Twitter: We’re joining forces with @Lemonade_Inc! Together, we’ll be able to accelerate the growth of the most customer-centric, fair, and affordable car insurance to millions of drivers throughout the US. Key info: https://stockhouse.com/news/press-releases/2021/11/08/lemonade-to-acquire-metromile

LinkedIn: We're joining forces with Lemonade! Our CEO Dan Preston said it best: “The data science-driven technology platform we built created fairer and more individualized car insurance for consumers in an industry marred by vast inequities. Joining forces with Lemonade Car will create the most customer-centric, fair, and affordable car insurance. It also means that now, homeowners, renters, and drivers alike can have all of their insurance needs with a single company that truly has their best interests at heart.” Key Info: https://lnkd.in/gFE8W73r

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as  “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement ofMetromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.  Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Metromile Employee FAQs

Lemonade & Metromile - Merger FAQs

Last Updated: November 8, 2021

General Information on the Deal

●	Lemonade & Metromile signed an agreement on Monday, November 8, 2021 for Lemonade to acquire Metromile, to create the world’s most impactful car insurance platform and product.

●	Lemonade is growing very rapidly and whether you ultimately join the Car division or the broader organization, we’ll be building this company together.

●	Nearly everyone will have roles awaiting them in the combined company, this is one of the reasons why we’re joining forces.

●	Even though we’ve signed the agreement, the close of this deal is not anticipated for 4 - 6 months, subject to regulatory and Metromile shareholder approvals and other customary closing conditions.

●	We’ll be working closely with Lemonade on more detailed planning for the future.

●	While we don’t have all the answers yet, we’ll be forthcoming and deliberate about the details and how it may impact you. We’ll continue to track questions, communicate and add answers here as they become available.

Your Employment, Compensation, & Career

Here are some of the questions we expect you have that we can answer now.

Will I have a job?

Lemonade is growing very rapidly and whether you ultimately join the Car Company or the broader organization, we will be building this company together. Nearly everyone will have roles awaiting them in the combined company, this is one of the reasons why we’re joining forces. They are very attracted to our talented team. There is a very small number who do not — they have all been spoken to, so if you haven’t been informed — this isn’t you.

If you don’t have a place, you should feel safe and secure. You will be taken care of.

Will my job be comparable to what I have today? Will my salary and comp change?

In the coming weeks we’ll be setting up sessions to discuss roles in more detail, but we expect that the terms of your employment will remain substantially the same, your salaries will be competitive and equitable, and total compensation will either be more or the same as you’re making today.

Will my benefits, vacation change?

Metromile’s benefits and vacation will remain in place until the deal closes, which is anticipated to take four to six months. Most immediately, this means you should still complete open enrollment for 2022 benefits. As the planning continues, we’ll be able to share more.

What happens to my RSU’s and options? Can I trade between sign and close?

Your outstanding equity awards will generally be converted into corresponding awards with respect to Lemonade common stock at closing based on the exchange ratio of 19:1. Your award vesting will continue and you’ll be able to trade, subject to the same rules and open windows as existed previously.

Visa employees: How does this impact my work authorization status?

If required, your work visa will be transferred to Lemonade by or shortly after the deal closes.

Does this change the current development feedback cycle?

The current development feedback cycle will continue as is, with our goal being to finish reviews before Thanksgiving. Again, for the time being it’s business as usual.

Do I still need to complete open enrollment?

Yes, you must still complete open enrollment! Our benefits will stay in place until the close.

Here are some of the questions we expect you have, but we can’t answer just yet. We’ll have more information to share as we work through the deal and toward close.

●	Will my title change and/or will I have the same manager?

●	Do I get a yearly RSU refresh?

●	I am working toward promotion to the next level, will we still follow the same process? What about January promotions?

●	I’m in CX; what happens to my incentives/commissions?

●	What happens to Metromile’s anniversary gift program?

●	What does the Leadership Team look like post-close?

●	What about unvested options? Do we still get 19:1?

●	Does the exercise price for options change?

●	Does this news change our trading window?

Work Locations & Future Footprint

With Metromilers living in nearly 30 states, we know you have questions about our office plans and if you can continue working remotely.

Until the deal closes, we remain an independent company and you can continue working in your preferred location. Lemonade has a “hub” model to help keep employees together, and they will be establishing Boston and San Francisco as new hubs. Scottsdale, AZ is already one of their hubs. We expect fully remote employees will be part of an exception process that Lemonade has in place for their own fully remote employees.

Broader Company-Related Topics

What will happen to the Metromile name?

The Metromile name will remain in place at least until the deal closes, and we’ll know more as the process progresses. The one thing we know for sure: Metromile will forever live on in spirit — and all of our swag!

Are our values aligned?

Absolutely. It’s one of the things that really attracted us to Lemonade, along with shared visions. Lemonade’s CEO called us “kindred spirits”, and we agree! You can read more about their values here, but in short they are:

●	We’re LMND owners: We’re driven, self-motivated, and always act in Lemonade’s best interest

●	We’re makers: We take pride in our craft

●	We’re straightforward: We keep it real, direct, and to the point

●	We’re bold: We’re decisive nonconformists with a challenger spirit

●	We’re big hearted: We’re friendly, respectful, and embrace each other’s differences

●	We’re customer obsessed: Our decisions prioritize our external and internal customers

Are our DIB values aligned? Are they actively working towards inclusivity & equitability internally and more broadly in the insurance industry? Yes. It’s reflected in their values, which you can read more about here. On an industry level, Lemonade has been clear that our advances toward fairness and equity in auto insurance, by minimizing risk proxies in favor of individual behavior, were among the reasons they were attracted to us.

Just as importantly, Lemonade is a B-Corp and a public benefit corporation, which means the company meets a certain standard of performance indicators and social good metrics to balance profit and purpose. The company set on a mission to transform insurance from a necessary evil into a social good, and they certainly walk the talk—they donate what’s leftover from claims’ payouts to charities, in what’s called the Lemonade Giveback. In 2021 alone, Lemonade gave more than $2 million to charities chosen by their customers (and planted nearly 200k trees!).

What will happen to EBS?

It’s business as usual for EBS. The team and its software products remain the same. The EBS team will be reaching out to their customers and prospects to assure them that no changes will be taking place as a result of the merger news.

What should I tell our vendors and partners? Does this news impact our current vendors and partners, or how we do business with them?

Work with your manager and LT member to determine the right approach for each vendor and partner relationship, in consultation with your business partners in Legal and Finance.They have email templates for initial outreach, and should work with you to establish a point of contact and gameplan for each one.

Will we still offer pay-per-mile? Will we add a traditional car insurance option?

Per-mile insurance will be rapidly expanding nationwide as part of this plan, and there is more to come about additional customer options that leverage all the advantages, expertise, and experience that we’ve built. Check out Lemonade’s blog post to read about how they described us “trailblazing” a path for car insurance and “identify low risk drivers with unrivaled precision.”

Are we still pursuing our business plans — which are still in play, which do we pause, etc?

More to come; we want to be extremely thoughtful about how we grow while we progress to close, which will take about 4 to 6 months. We’ll be evaluating the best course of action to invest in one product, one brand and one team.

How will this impact 2022 OKR & headcount planning?

Again, more to come; we want to be extremely thoughtful about how we grow while we progress to close, which will take about 4 to 6 months. We’ll be evaluating the best course of action to invest in one product, one brand and one team.

Will we keep our internal processes and tools (ex. Slack, Jira, confluence, Salesforce etc.)?

In the interim between sign and close, the internal processes and tools will largely remain the same. We’ll engage with Lemonade at the appropriate time to plan what the future state looks like during that time. (They love Slack, though, so no worries about that disappearing!)

Future Metromilers & Hiring

What does this mean for open roles we are recruiting for?

The Leadership Team met to discuss the headcount plan and identified roles for which we should continue to actively recruit. This includes roles currently open and those scheduled to be open through the remainder of 2021. Your Leadership Team member will connect with hiring managers to provide updates.

What does this mean for those who have signed offer letters, but have not yet started?

Offers will still be honored for those who have completed our interview process, were selected for the role, and accepted offers. We’ll be reaching out to these individuals to reinforce their role is still confirmed, how valuable they’ll be to the team, and that we’re expecting they’ll start as planned.

What will need to be disclosed to candidates/in offer letters?

The news is public, so we’ll be just as forthcoming with candidates about our plans to join forces and the overall time frame.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as  “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement ofMetromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.  Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.